VIA EDGAR AND FACSIMILE

March 25, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, DC  20549

Re:           Aeolus Pharmaceuticals, Inc.
Form 10-K for the year ended September 30, 2007
File Number 000-50481

Dear Mr. Rosenberg:

The following comments are in response to your letter dated March 7, 2008 to Aeolus Pharmaceuticals, Inc. (“Aeolus” or the “Company”) concerning the above-referenced filing.

Staff Comment

Form 10-K – September 30, 2007

Item 8.  Financial Statements and Supplementary Data

Financial Statements – September 30, 2007

Notes to the Consolidated Financial Statements

G. Stockholders’ Equity (Deficit)

Please provide us with your analysis demonstrating why you do not account for the warrants issued in your May 22, 2007 offering as derivative instruments within the scope of SFAS No. 133 and EITF 00-19.  As required by the Registration Rights Agreement, the securities were registered pursuant to an effective registration statement on July 19, 2007.  It appears that you must maintain the effectiveness of the registration statements while the warrants are outstanding and therefore the warrants do not allow for settlement in unregistered shares.  Refer to paragraphs 12-31 and 25 of EITF 00-19.  Further please reassess your decision to reclassify the Warrant Liabilities associated with prior equity issuances to Stockholders’ Equity and provide us your analysis.

Mr. Jim B. Rosenburg
March 25, 2008

Aeolus Response:

On May 22, 2007, Aeolus Pharmaceuticals, Inc. (the "Company") entered into a Securities Purchase Agreement (the “Purchase Agreement”) with fifteen accredited institutional investors (the “Investors”) pursuant to which the Company sold to the Investors an aggregate of 2,666,667 shares of the Company’s common stock (the “Shares”) at a purchase price of $0.75 per share for aggregate gross proceeds of $2,000,000 and issued to the Investors warrants (the “Warrants”) to purchase up to an aggregate of 2,000,001 additional shares of common stock of the Company with an exercise price of $0.75 per share (the "Financing").

In connection with the Financing, the Company also entered into a Registration Rights Agreement (the “RRA”) with the Investors.  Pursuant to the RRA, the Company agreed to file one or more registration statements (collectively, the “Registration Statements”) with the Securities and Exchange Commission (the “SEC”) covering the resale of the Shares and all shares of common stock issuable upon exercise of the Warrants (the "Warrant Shares"). The Company also agreed to use its best efforts to have the Registration Statements declared effective by the SEC within a certain number of days after filing and to keep the Registration Statements effective for a specified period.  In the event that these conditions are not fulfilled, the Company would have been required to pay the Investors liquidated damages in the amounts prescribed in the RRA.

The Company filed a registration statement on Form S-1 (File No. 333-143489) on June 4, 2007 (the "Filed Registration Statement"), the Filed Registration Statement was declared effective by the SEC on July 19, 2007.  The Company maintained the effectiveness of the Filed Registration Statement throughout the term of its contractual obligation under the RRA which has now expired.  The Company is currently working on a post-effective amendment to the Filed Registration Statement to deregister the shares of Common Stock that remain unsold thereunder.

To determine the proper accounting treatment for the Financing, we performed a thorough review of the accounting literature and in particular relied upon the guidance provided by the SEC Disclosure Issues in the Division of Corporate Finance on November 2006 (the “November 2006 CADI”), Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”), and Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”), and FASB Staff Position on EITF 00-19-2, Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”).

Mr. Jim B. Rosenberg
March 25, 2008

We first analyzed the November 2006 CADI which states that registrants must initially determine if financial instruments fall within the scope of SFAS 150.  If not, then registrants should assess whether SFAS 133 applies.  If neither pronouncement is applicable, the guidance provides that the requirements of EITF 00-19 should be considered.  We believe that the Warrants do not fall within the scope of SFAS 150 as they do not meet the definition of any of three types of instruments covered by SFAS 150 in that they are not (1)) mandatorily redeemable financial instruments, (2) obligations to repurchase the Company's equity shares by transferring assets or (3) an obligation to issue a variable number of shares.

We then considered SFAS 133 which establishes the accounting and reporting standards for derivative instruments.  When determining whether the Warrants were within the scope of SFAS 133, the Company considered the scope exceptions discussed in paragraph 11(a) thereof.  Paragraph 11(a) of SFAS 133 provides that if the contract issued is both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position, the contract is not subject to derivative accounting and thus not subject to the guidance in SFAS 133.  The Warrants are indexed to the Company’s common stock thus satisfying the first criterion. In addition, under the guidance provided by EITF 00-19 and FSP EITF 00-19-2 (as discussed below), the Warrants should be classified in stockholders’ equity. Therefore, the Company believes the scope exception of FAS 133, paragraph 11 is satisfied and no liability must be recorded.

Finally, we analyzed the guidance provided by EITF 00-19 and EITF 00-19-2.   EITF 00-19 provides guidance on the proper recognition, measurement, and classification of certain freestanding financial instruments that are indexed to, and potentially settled in, any entity’s own stock.  In the analysis we particularly considered the guidance provided in paragraphs 12 – 31 of EITF 00-19.

Paragraph 12 of EITF 00-19 requires that “contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the Company” (italics added).  The Warrants issued in the Financing are not subject to any provision that could require net-cash settlement.  Thus, the guidance in paragraph 12 is not applicable to the Warrants.

Paragraph 13 through 31 set forth eight conditions that must be met for an instrument to be classified as equity.  The conditions and our justification for our conclusion that the Warrants meet the conditions are described below:

1.	The contract permits the Company to settle in unregistered shares.

The terms of the Financing only require that the Warrants be settled in shares common stock of the Company.  The terms do not specifically require that the shares be registered, nor do they provide for any penalty should the Company settle in unregistered shares. Thus, we believe we are permitted to settle the Warrants in unregistered shares.  In addition, the Company has not had a failed registration statement within six months prior to the transaction date and has filed an effective registration statement covering the Warrant Shares, which has been maintained continuously effective since its initial effective date.

Mr. Jim B. Rosenberg
March 25, 2008

2.
The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The Company has sufficient authorized and unissued shares available to settle the Warrants after considering all other commitments.  In addition, the Company's board of directors has reserved an adequate number of shares to settle all the Warrants in full which ensures that the Company will have an adequate number of shares available throughout the term of the Warrants.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The number of shares issuable under the Warrants is limited to a maximum of 2,000,001 shares.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

The Warrants are not subject to any cash payments to the holders in the event that the Company fails to make timely filings with the SEC.

5.
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

There are no “top-off” or “make-whole” provisions related to the Warrants.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

The Warrants do not provide for any circumstance that would trigger net-cash settlements.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

The Warrants do not have any provisions that grant the Investor any rights that rank higher than those of a common stockholder. In the event the Investors exercise their Warrants, the shares issued to the Investors would be shares of common stock, with the Investors having the same rights as current holders of Aeolus common stock.

Mr. Jim B. Rosenberg
March 25, 2008

8.	There is no requirement in the contract to post collateral at any point or for any reason.

The Warrants do not require the Company to post any type of collateral at any point for any reason.

As our final consideration in determining the accounting for Warrants, we considered the requirements of the RRA to maintain the effectiveness of the Registration Statement.  Per the guidance provided by FSP EITF 00-19-2, which was effective in December 2006 for arrangements entered into after that date, the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies.  At the time of the Financing, and in each subsequent applicable quarter, we determined that it was not “probable” that the Company would incur any liquidated damages under the RRA, and accordingly, no liability has been accrued.  Subsequent experience has supported this conclusion as the Filed Registration Statement has stayed continuously effective from its initial effective date and no liquidated damages were accrued or paid. In addition, the Company is no longer contractually obligated under the RRA to maintain the effectiveness of the Filed Registration Statement or register the Warrant Shares.

We also reassessed our conclusions to reclassify the Warrant Liabilities associated with our prior equity issuance to Stockholders’ Equity in June 2006.  In determining the proper accounting treatment, we applied the same process and methodology as described above for the Financing.  However, as FSP EITF 00-19-2 was not yet in effect, we determined that as a result of the obligation to have a registration statement declared effective, a liability for the value of the warrants for the financing was required.  However, upon the declaration of the effectiveness of the registration statement, we determined that it was appropriate to reclassify the warrant liability as the registration rights agreement does not provide for liquidated damages for maintaining effectiveness of any registration statement covering the resale of the warrant shares.  Thus, we believe that our original conclusion was appropriate.  In addition, since the effectiveness of EITF 00-19-2 in December 2006, we determined that it was not “probable” that the Company would incur any liquidated damages under the RRA, and accordingly, no liability has been accrued.  Subsequent experience has supported this conclusion as no liquidated damages were accrued under the registration statement or paid.

*  *  *  *  *

The Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

Mr. Jim B. Rosenberg
March 25, 2008

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael P. McManus

Michael P. McManus
Chief Financial Officer, Treasurer and Secretary

cc:           Jeffrey T. Hartlin, Paul, Hastings, Janofsky & Walker LLP
Rick Smetanka, Haskell & White LLP
John L. McManus, Aeolus Pharmaceuticals, Inc.